Exhibit 99.1

ICON Names New Global Head of Clinical Research Services

Experienced Industry Executive Dr. Steve Cutler to Join ICON Leadership Team

DUBLIN--(BUSINESS WIRE)--November 1, 2011--ICON plc.(NASDAQ:ICLR)(ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that Dr. Steve Cutler will join the company as Group President, Clinical Research Services.

Dr. Cutler has over 23 years’ experience within the pharmaceutical and CRO industry and joins ICON from Kendle where he held the position of Chief Executive Officer, having previously served as Kendle’s Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. He holds a B.Sc. and a PhD from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

ICON also announced that Mr Alan Morgan, the former Group President, Clinical Research Services, has resigned from his position and will leave the organisation at the end of April 2012 to pursue other opportunities.

Commenting on the organisational changes, Ciaran Murray CEO of ICON said “We are delighted to welcome Steve to ICON. He is joining us at a time when we are building the foundations for long-term sustainable growth and his experience and proven leadership capabilities will be important as we continue to enhance our position as the global CRO partner of choice for the Biopharma industry. I would also like to thank Alan for his commitment to ICON and acknowledge the contribution he has made to our organisation. I wish him every success in the future.”

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has around 8300 employees, operating from 79 locations in 38 countries.

Further information is available at www.iconplc.com

DISCLOSURE NOTICE: The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON/ICLR-F

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ICON
Investor Relations 1-888-381-7923
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Brendan Brennan Chief Financial Officer +353-1-291-2000
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Sam Farthing VP Investor Relations +353-1-291-2000